Cariboo Rose and Western Copper and Gold Enter Into Mineral Claim Purchase Agreement

VANCOUVER, BC -- (Marketwired - November 03, 2016) - Cariboo Rose Resources Ltd. (TSX VENTURE: CRB) ("Cariboo Rose") and Casino Mining Corp. ("Casino Mining"), a wholly owned subsidiary of Western Copper and Gold Corp. (TSX: WRN) (NYSE MKT: WRN) ("Western") have entered into an agreement (the "Purchase Agreement") whereby Cariboo Rose will exercise its option to acquire 55 mineral claims known as the Casino "B" Claims, and Casino Mining will purchase nine of the Casino "B" Claims in return for 500,000 common shares of Western.

The Casino "B" Claims are under option to Cariboo Rose by way of an option agreement entered into in May 2000 by previous owners of the Casino Project. Cariboo Rose has now substantially met all obligations contained in the option agreement, but the agreement requires Cariboo Rose to wait until May 2020 to exercise the option.

Pursuant to the Purchase Agreement, Cariboo Rose will be deemed to have exercised its right to buy the 55 Casino "B" claims on the closing date, receive 500,000 common shares of Western, and be granted reasonable right to access its Canadian Creek project over Casino Mining's mineral claims. In return, Western will acquire nine (9) of the Casino "B" Claims and will have a right of first refusal on the other 46 Casino "B" Claims.

The nine Casino "B" Claims acquired by Casino Mining as part of the Purchase Agreement increase Casino Mining's land position on the western edge of the Casino deposit. The mineral claims include, or are in close proximity to areas where certain mining facilities are proposed. The new mineral claims underlie the site of the proposed heap leach facility and will provide a buffer zone to the open pit described in the Casino Project feasibility study.

Following the completion of the transaction, the Canadian Creek project, 100% owned by Cariboo Rose, will comprise 311 claims, including 46 Casino "B" Claims. Canadian Creek will share a 6 kilometer long north-south boundary on its eastern side with Western and a 12 kilometer long east-west boundary on its north side with Goldcorp Inc. (TSX: G) (NASDAQ: GG) (Coffee Project). The Canadian Creek property hosts structurally localized gold-bearing zones in the northern half of the property similar in style to Goldcorp's Coffee deposit and porphyry copper-gold-molybdenum mineralization similar to Western's Casino deposit on the southern half. In 2016, a program of trenching and pit sampling was completed on selected targets that expressed anomalous conditions similar to the Coffee occurrences (see Cariboo Rose's news release dated October 5, 2016).

The transaction is subject to approval by the TSX. Any common shares issued pursuant to the Purchase Agreement will be subject to a 4 month hold period.

About Cariboo Rose Resources Limited

Cariboo Rose Resources is a well-funded prospect generating mineral exploration company with six precious and base metal exploration projects in BC and the Yukon. Cariboo Rose trades on the TSX Venture exchange under the symbol "CRB". For more information please visit Cariboo Rose's website at www.cariboorose.com.

About Western Copper and Gold Corporation

Western is developing the Casino Project, Canada's premier Copper-Gold mine in the Yukon. For more information, visit www.westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements tend to include words such as "will", "may", "could", "expects", "plans", "estimates", "intends", "anticipates", "believes", "targets", "forecasts", "schedules", "goals", "budgets", or similar terminology. Forward-looking statements herein include, but are not limited to, statements with respect to the completion of the Purchase Agreement, and the Casino Project being Canada's premier copper-gold mine. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on the companies' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, that the Purchase Agreement will receive regulatory approval in a timely manner. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements are inherently subject to significant uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond the companies' ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The companies expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, contact:

Cariboo Rose Resources Ltd.
Bill Morton
President and CEO
Telephone: 604-681-7913
Toll Free: 888-656-6611

Western Copper and Gold Corporation
Chris Donaldson
Manager, Corporate Development and Investor Relations
Telephone: 604-638-2520
Toll Free: 888-966-9995